FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]             No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

Press Releases

1.	Dr. Reddy’s revenue at Rs.4,928 million; Net Profit at Rs.953 million, October 24, 2002.

2.	Dr. Reddy’s receives Approvable letter for Amlodipine Maleate, October 22, 2002.

3.	Dr. Reddy’s receives court decision on omeprazole, October 14, 2002.

4.	Dr. Reddy’s Launches Breast Cancer Helpline in Mumbai, October 11, 2002.

5.	Dr. Reddy’s Laboratories launches Foundation for Health Education, October 3, 2002.

News and Events

6.	Disclosure of shareholding, October 28, 2002.

7.	Dr. Reddy’s in Forbes Global’s 200 Best Small Companies for 2002.

8.	Notice of Meeting of Board of Directors, October 24, 2002.

Press Releases

Dr. Reddy’s revenue at Rs.4,928 million; Net Profit at Rs.953 million

Hyderabad, India, October 24 2002:

Revenue grows by 45% excluding Fluoxetine Exclusivity

Dr. Reddy’s Laboratories Ltd. today announced its unaudited financial results for the quarter ended September 30, 2002.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financials discussions below are on a consolidated basis as per the US GAAP.

3.	Current quarter consolidated US GAAP financials are not comparable with earlier standalone Indian GAAP releases of the company.

4.	Brief highlights of the standalone Indian GAAP are provided for reference.

5.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Unaudited US GAAP Financials for the quarter ended September 30, 2002 (in Rs million)
Particulars Q2FY 03 as a% Q2 FY 02 as a% Growth %
Unaudited US GAAP Financials for the quarter ended September 30, 2002 (in Rs million)

Particulars	Q2FY 03	as a%	Q2 FY 02	as a%	Growth %

Total Revenue	4,928	100%	5,122	100%	(4% )

Cost of revenues	2,284	46%	1,817	35%	26%

Gross profit	2,644	54%	3,305	65%	(20%)

Total operating expenses	1,718	35%	1,078	22%	59%

Operating income	926	19%	2,227	43%	(58%)

Equity in loss of affiliates	39	1%	51	1%	(24%)

Other expenses/(income) net	(242)	(5%)	(7)	(0%)

Income before income taxes and minority interest	1,129	23%	2,183	43%	(48% )

Income tax benefit/(expense)	(172)	(3%)	(47)	(1%)	268%

Minority interest	(4)	(0%)	(8)	(0%)	(55%)

Net income	953	19%	2,128	42%	(55%)

EBITDA	1,298	26%	2,377	46%	(45%)

EPS Rs.	12.46		27.85

EPS US$	0.26		0.58

Key Highlights:

•	Total Revenue at Rs.4,928 million, a decrease of 4% due to decrease in sales of Generics. However, the second quarter of the previous fiscal includes revenues of Rs.1,724 million from Fluoxetine for which we were granted a one-time 180-day marketing exclusivity. Excluding Fluoxetine, the total revenues have registered a growth of 45%.

•	Net Income at Rs.953 million for this quarter as against Rs.2,128 million in Q2 FY 02. Net Income as a percentage of revenue decreased to 19% from 42% in Q2 FY 02. Excluding Fluoxetine for which we were granted a one-time 180-day marketing exclusivity in Q2FY02, Net Income has grown by 118%.

•	Earnings before Interest, Depreciation, Tax & Amortization (EBITDA) at Rs.1,298 million compared to Rs 2,377 million in Q2 FY 02. EBITDA margin decreased to 26% from 46 % in Q2 FY 02. Excluding Fluoxetine for which we were granted a one-time 180-day marketing exclusivity in Q2FY02, EBITDA has increased by 89%.

•	API sales outside India increased by 55% to Rs.1,244 million this quarter compared to Rs.803 million the previous year.· Branded Formulations sales increased by 18% from Rs.1,709 million to Rs.2021 million.· Earnings per share (EPS) at Rs.12.46 as against Rs 27.85 in Q2 FY 02.

Active Pharmaceutical Ingredients
Sales increased by 35% to Rs.1,739 million from Rs.1,285 in the same period last fiscal.

Sales outside India increased by 55% to Rs.1,244 million and contribute 72% to the segment’s revenues as against 62% in the same period of previous fiscal.

Growth led by regulated markets. The US market with a sales of Rs.692 million and Europe with a sales of Rs.122 million, grew by 110% and 20% respectively. Nizatidine was a major contributor in the US with revenues of Rs.237 million.

Revenues in India at Rs.495 million. A marginal growth of 3%. Key contributors include Ciprofloxacin and Gatifloxacin, which together contributed 50% to the total revenues.

The Company filed 2 DMFs during the quarter taking the total filings to 31.

Branded Formulations highlights
Revenues in this segment increased by 18% from Rs.1,709 million in the same quarter last year to Rs.2021 million this quarter.

Branded Formulations – India
Sales at Rs.1343 million. As per Sept ORG MAT data, the company grew by 19.9%, almost twice the industry growth rate of 10.5%.

Growth was driven by the performance of new brands launched during the last 15 months, which contribute 16% to the total revenues coupled with continued growth in revenues of key brands.

Dental brands registered revenues of Rs.42 million contributing 3% of total revenue.

Branded Formulations – International
Sales at Rs.678 million. A growth of 12%, driven by an increase in revenue from Russian and CIS markets, which contributed Rs.77 million & Rs.24 million respectively.

Revenues from Russia in this segment at Rs.439 million, a growth of 21%. Top 4 brands contributed 79% of the revenue in this market.

Revenue in CIS markets was driven by good performance in Kazakhstan & Belarus.

Generics highlights
Revenues at Rs.1,021 million in Q2 FY03 as against Rs.1,938 million in Q2 FY02.

Without exclusivity revenues of Fluoxetine 40 mg capsules in Q2FY02, which were at Rs.1,724 million, the revenues in this segment have increased by Rs.807 million. A growth of 377%.

US was the single largest market in this segment, contributing 85% to the total revenues followed by UK with a contribution of 14%.

Tizanidine tablets 2 & 4 mg launched in the US during the quarter and Fluoxetine capsules 40 mg contribute 33% & 30% of the total revenue of this segment respectively. New products launched during the quarter generated revenues of Rs.491 million.

During the quarter, the Company filed one Abbreviated New Drug Application (ANDA) with a Para IV certification. This takes the total ANDA filings to 27 and total ANDAs pending at the USFDA to 15.

Indian GAAP Standalone Highlights:
Net Sales have fallen by 8% to Rs.4,278 million from Rs.4,665 million compared to the corresponding period last year due to decrease in sales of generics.

The second quarter of the previous fiscal includes revenues of Rs.1,639 million from Fluoxetine 40 mg capsules for which the Company was granted 180-day marketing exclusivity. Excluding the same, the net sales have registered a growth of 41%.

Growth driven by an increase in the export sales of Bulk Actives (API) segment and domestic sales of Formulations.

Total Income for the quarter at Rs.4,445 million.

Net Profit at Rs.992 million as against Rs.1,434 million in the same period last year.

PAT margin at 23% of total sales.

General information
The following matter was considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today: Unaudited financial results for the quarter ended September 30, 2002 as required under Clause 41 of the listing agreement.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

Dr. Reddy’s receives Approvable letter for Amlodipine Maleate

Hyderabad, India, October 22 2002:

Dr. Reddy’s Laboratories today announced that the U.S. Food and Drug Administration (FDA) has determined the New Drug Application (NDA) submitted by the Company for Amlodipine Maleate as “Approvable”.

Final approval of the NDA is contingent upon the successful completion of ongoing discussions with the FDA regarding issues relating to specific chemistry manufacturing controls and product labelling. Final approval is also contingent upon a successful outcome in the patent term extension litigation with Pfizer.

Commenting on the development, GV Prasad, CEO, Dr. Reddy’s Laboratories said, “The issuance of this letter reflects achievement of a key milestone for Dr. Reddy’s in its attempt to launch a specialty product in the US market. We are particularly pleased that our very first NDA was determined approvable by the FDA within 10 months. Contingent upon a successful outcome in the patent term extension litigation with Pfizer, we expect to launch Amlodipine Maleate on August 26, 2003.”

Background Information on the litigation:
Dr. Reddy’s filed a New Drug Application (NDA) for Amlodipine Maleate under Section 505 (b) (2) of the Federal Food, Drug and Cosmetic Act. Under the NDA, the Company had filed Paragraph IV certifications on the two Orange Book patents listed for Pfizer’s Norvasc : the ’909 and ’303 patents.

On June 17, 2002, Pfizer notified Dr. Reddy’s that it had filed a suit in the Federal Court in New Jersey on one of the two Orange Book patents, the ’909 patent. Pfizer did not file a suit on the second patent. Subsequently, Dr Reddy’s filed a motion for summary judgment and the motion is scheduled to be argued in mid-December 2002.

Amlodipine Besylate is the generic version of Pfizer’s Norvasc® and is indicated for the treatment of hypertension and angina.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe : Artie Rokkam at artie@drreddys.com or on +001-201-760-2880 Asia Pacific : Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

Dr. Reddy’s receives court decision on omeprazole

Hyderabad, India, October 14 2002:

Dr Reddy’s Laboratories Ltd. (NYSE: RDY) announced that U.S. District Court Judge Barbara Jones on October 11, 2002 released the decision concerning the two remaining formulation patents (‘230 & ‘505 patents) in suit in the omeprazole (Prilosec) patent infringement trial.

The Judge ruled that both the formulation patents were valid and that Dr. Reddy’s, Genpharm Inc., an affiliate of Merck KGaA, Germany and Andrx Corporation infringed both the patents. KUDCo, a wholly-owned subsidiary of Schwarz Pharma, was found not to have infringed either of the patents.

The case originally commenced with AstraZeneca’s suit on seven patents. Of these seven patents, Judge Jones found one patent concerning a metabolite of omeprazole to be not infringed, and found three patents covering particular uses, or therapies, of omeprazole to be invalid. One patent, covering the basic compound, expired last year.

Dr. Reddy’s intends to appeal the court’s decision on the two formulation patents.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

Dr. Reddy’s Launches Breast Cancer Helpline in Mumbai

Mumbai, India, October 11 2002:

-Helpline launched in association with Helping Hand-

Dr. Reddy’s Laboratories, an emerging global pharmaceutical company, today launched its fifth Breast Cancer Helpline, at Jaslok Hospital, Mumbai in association with Helping Hand, a Mumbai-based NGO.

Mr. Shatrughan Sinha, Hon’ble Minister for Health and Family Welfare and the Guest of Honour for the inaugural ceremony, lit the traditional lamp. Prominent among others present were Mrs Poonam Sinha, the Chief Guest for the event, Dr Anji Reddy, Chairman, Dr. Reddy’s, Dr. SH Advani, Founder Chairman, Helping Hand, Mr. MK Chanrai, Managing Trustee, Jaslok Hospital, and Mr LG Murali, General Manager, Critical Care Division, Dr. Reddy’s.

The helpline was formally inaugurated with Mrs Sinha making the first call. The call was attended to by Dr Advani. A Certificate of Intent was signed between Dr. Reddy’s and Helping Hand.

Speaking at the occasion, Mr. Sinha said, “It is very encouraging and heartening to see private participation in bringing about social change. The country needs such initiatives if we have to take good healthcare to every citizen.”

Dr. Anji Reddy said, “With over 80,000 new cases every year, the incidence of breast cancer is growing at an alarming rate in India. It is imperative for health institutions and pharmaceutical companies to join forces in the fight against this deadly disease.”

Dr Advani said, “Breast Cancer is the most common malignancy and the frequent cause of cancer-related death among women. It accounts for 20 per cent of the total cancer-related diseases in India and is largely prevalent among urban women. Women of any age who are at higher risk for developing this disease should consult their doctor for screening”.

Mr. LG Murali, said, “The helpline serves as an information-disseminating medium and aims to increase awareness on breast cancer. Any person across Mumbai, having queries on the causes, prevention, detection, diagnosis and treatment of breast cancer can call up the help line at 9820356667 and 9820356668. The helpline will be manned by highly trained medical professionals round-the-clock.”

The helpline will encourage women to come forward for regular check ups. This would facilitate an early detection of the disease and thus significantly increase the chances of cure. The Mumbai helpline is the fifth breast cancer helpline to be launched by Dr. Reddy’s in India. Four helplines are already functioning in Ahmedabad, Jaipur, Nagpur and Coimbatore. The Ahmedabad helpline was the first helpline and was launched on August 25th 2001 in collaboration with Gujarat Cancer Research Institute and Gujarat Cancer Society. The Jaipur helpline was started in collaboration with Bhagwan Mahavir Cancer Hospital and Research center. The Nagpur helpline was started in association with the Association of Surgeons of India (Nagpur chapter). The Coimbatore helpline was started in association with the Coimbatore Cancer Foundation.

The breast cancer helplines are part of the Dr. Reddy’s Breast Cancer Awareness Initiative, which was started in July 2001 with the objective of increasing awareness on the disease and also offering services to breast cancer patients and survivors. Dr. Reddy’s has taken up some unique programmes under this initiative. As part of its awareness drive, Dr. Reddy’s has distributed awareness literature; breast self-exam cards and patient-care booklets across India. Posters encouraging women to do breast self-exams have been displayed in several cities in prime public locations such as Women Colleges and hospitals.

Another effort in this direction is the Dr. Reddy’s Breast Cancer Survivor meet. These meets serve as a platform to facilitate patient-doctor interaction for post-treatment follow up. The survivor meets aim to encourage women to come forward and share their experiences and help other patients overcome this dreaded disease. To understand the disease and the treatment options, doctors educate the participants on various topics related to breast cancer like radiation, surgery, chemotherapy and general aspects of the disease. Cancer survivor meets have already been conducted successfully in Pune and Calcutta and several more are planned in Mumbai, Delhi, Chennai and other major cities of India.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

Dr. Reddy’s Laboratories launches Foundation for Health Education

Hyderabad, India, October 3 2002:

Dr. Reddy’s Laboratories, an emerging global pharmaceutical company, today announced the launch of a new social initiative — Dr. Reddy’s Foundation for Health Education.

The Foundation’s primary objective is to promote health education in the country by creating qualified health-care professionals who would complement and add value to the existing healthcare system, and work with the medical fraternity to offer an integrated multidisciplinary approach to good health.

The Foundation will be launching innovative health education programs to encourage students from myriad backgrounds like nutritionists, dieticians, pharmacists and bioscience graduates to enhance their present skill-sets and develop further expertise to broaden their career options. This would be personally rewarding as well as bring about a positive change in the society.

Dr. Reddy’s Foundation for Health Education would offer specific courses that would enhance existing skill-sets or help individuals acquire new skills to further boost their careers. The Foundation has developed curriculum, backed by the support and contribution of eminent doctors and medical bodies to prepare individuals take up Patient Education as a career in the country.

In addition to medical training, the Foundation would also groom students in soft skills like presentations, counselling, etc, so as to develop their interpersonal & communication skills. As classroom teaching is not sufficient to impart holistic training, students will be exposed to case studies, projects, assignments, and internships to allow them to apply their knowledge to real life situations.

Doctors acknowledge the fact that there exists a gap between patient’s expectations and a doctor’s dedicated efforts to fulfill them. There is a need for an individual who is knowledgeable, empathetic and skilled to assist the doctors in caring for the patient and ensuring compliance to the complete treatment. Also, today’s fast paced life has brought in an element of stress and abetted the incidence of lifestyle disorders. Most often individuals tend to treat the disorder while continuing their existing lifestyles. Medical experts endorse the view that a lifestyle change could help patients heal faster and better. The Patient Educators would fill this need gap by assisting the doctors in increasing patient compliance by lifestyle modifications for better healthcare management.

In the United States, Patient Education is a lucrative career. It is a highly advanced profession and is taken up by both medics as well as para-medics. In some countries, the profession is advanced to a stage where chronic disorders like Asthma, Arthritis, Diabetes, etc, are managed by Patient Educators.

Commenting on the launch, Dr. Anji Reddy, Chairman, Dr. Reddy’s, said, “Dr. Reddy’s Foundation for Health Education is a definite attempt to address the rising challenges in healthcare delivery and management. The Foundation would continually engage in a dialogue with the medical fraternity to develop cutting edge curriculum to meet emerging healthcare challenges.”

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

News & Events

Disclosure of shareholding

October 28, 2002: Pursuant to Sub Regulation (3) of Regulation 7 of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997, we hereby intimate you that Life Insurance Corporation of India has acquired certain shares and voting rights in the Company which taken together with the shares and voting rights held, would entitle it to more than 5% shares or voting rights in the Company.

The number of shares held by Life Insurance Corporation of India as on October 18, 2002 was 4225522, which is equivalent to 5.52% of the paid up capital of the Company.

Dr. Reddy’s in Forbes Global’s 200 Best Small Companies for 2002.

Dr. Reddy’s has been selected by Forbes Global in its “Best Under a Billion, Forbes Global’s 200 Best Small Companies for 2002.” This is the second consecutive year for the Company to be featured in this list. Another distinction for the Company is that Dr. Reddy’s is the only pharmaceutical company from India to be featured in this list.

Thirty one countries are represented in this year’s list. Overall, 13 companies have made the grade from India. Some of the other companies from India include Infosys Technologies, ICICI Bank, HDFC Bank, Asian Paints, Britannia Industries, and Satyam Computers.

To quote Forbes Global, “Assembling a list of the world’s 200 best small companies is no easy task. Of the 20,000 companies outside the U.S. with $1 billion or less in revenue, only 1% of them make the grade.”

Board meeting on October 24, 2002.

Sub :Notice of the Board meeting under Clause 41 of the Listing Agreement

October 7, 2002: The Board of Directors of the Company is scheduled to meet on October 24, 2002, to inter alia, discuss and take on record the un audited financial results of the Company for the quarter and half year ended September 30, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: November 7, 2002	By:	/s/ Santosh Kumar Nair

(Signature)* Santosh Kumar Nair Company Secretary

*	Print the name and title of the signing officer under his signature.